2006

First Quarter Report

CALEDONIA

Mining Corporation

2006 FIRST QUARTER HIGHLIGHTS

Barbrook Gold Mine

▪

Completed plant expansion to 15,000 tonnes per month capacity and commissioned new plant in late January.

▪

Production improvements were evident during first quarter and are expected to continue as mining and milled tonnages are increased.

Exploration

▪

Acquired a 100% interest in prospecting rights covering a total area of 4,315.8 hectares adjoining the company’s Rooipoort PGE project. Subsequent to this acquisition Caledonia received notification from the DME that the old mining rights for this acquisition had been converted to New Order Rights.

Corporate/Financial

▪

Mr. Steve Curtis was appointed Vice President Finance and Chief Financial Officer, replacing Mr. M. Tombs who has completed his employment contract.

▪

Completed the private placement commenced in December 2005 and raised $1,475,065 after expenses through the issue of 15,437,626 common shares and 15,437,626 share purchase warrants.

2006 OBJECTIVES

▪

Optimise gold production at Barbrook Mine in South Africa by treating at least 15,000 t.p.m.

▪

Continue developing additional reserves/resources at Barbrook Mine.

▪

Complete metallurgical studies to confirm viability of economic gold recovery from Daylight & Victory ores at Barbrook Mine.

▪

Improve safety awareness at Barbrook Mine and further develop necessary programs to ensure a safe operation.

▪

Further explore the polymetallic resource on the farms Rooipoort and Grasvally which form the Rooipoort PGE/Ni/Cu Exploration Project in South Africa.

▪

Increase the land holdings around the Rooipoort Exploration Project area.

▪

Drill identified extensions to the known ore zones on the Eersteling and Zandrivier Mining Licence areas.

▪

Continue with negotiations to conclude an agreement with a cobalt end producer to purchase cobalt concentrate produced at Nama and/or form strategic alliances to achieve this objective.

▪

Seek a joint-venture partner to commence an exploration program at the Kadola copper/cobalt and the Eureka copper/gold properties in Zambia.

▪

Pursue possible acquisitions and/or strategic partnerships to expand Caledonia’s portfolio of properties.

▪

Expand the Board of Directors to address ongoing Corporate Governance requirements.

▪

Implement succession plans for senior executive and operational staff.

▪

Strengthen the Investor Relations and Public Relations functions within Caledonia.

▪

Conclude necessary agreements to satisfy the South African Black Economic Empowerment (“BEE”) requirements.

▪

Arrange necessary financing to support the activities required to meet these objectives.

President’s Message

Now that the commissioning of the plant expansion at the Barbrook Gold Mine in South Africa has been completed, all efforts are focused on optimizing the metallurgical circuit and ramping up tonnage from the underground mine to reach and exceed the planned tonnage of 15,000 tonnes per month.  A number of mining areas outside the main French Bob zone are being developed to provide additional reserves and resources, and to allow mining to take place in a number of other ore zones thereby providing additional flexibility to the underground production.

Exploration work continued at the Rooipoort Platinum Project, south of Mokopane in South Africa, but has been limited by excessive rainfall.  Soil sampling will resume as soon as conditions permit.  In March Caledonia concluded an agreement to acquire a 100% interest in Falconbridge’s prospecting rights covering the farms Moordrift 289KR, Jaagbaan 291KR, and portions of Grasvally 293KR, a total area of 4,316 hectares and adjacent to the western and southern boundaries of the Rooipoort Project area. This acquisition greatly enhances the potential economic viability of the Rooipoort Project as it effectively doubles the exploration area, which is underlain by Bushveld Complex rocks with proven PGE potential.

At the end of the quarter, Mike Tombs, CFO left Caledonia’s employ at the end of his employment contract.  I wish to thank Mike for his efforts on the Corporation’s behalf.  I would like to welcome Steve Curtis as the new CFO.  Steve previously worked in the mining sector and has extensive experience as Financial Director in the South African manufacturing industry.

Negotiations with a number of large potential cobalt end-users continued and the economic studies related to producing cobalt carbonates and hydroxides at Nama are being updated.

“Signed”

 S. E. Hayden

 President and Chief Executive Officer

CALEDONIA MINING CORPORATION

May 6th, 2006

Management’s Discussion and Analysis

Expressed in Canadian Dollars

This discussion provides updated information to the Management Discussion and Analysis contained in the Caledonia’s Annual Report for 2005 which have been filed on SEDAR and are available at www.sedar.com or on the Corporation’s website at www.caledoniamining.com, where no comments are made there are no updates to report.

OPERATIONAL REVIEW

Barbrook Mines Limited

The metallurgical plant expansion at the Barbrook Gold Mine was completed in December, the change over to the new plant commenced on January 3rd and commissioning of the new plant was started on January 26th.  During February and March the plant throughput was progressively increased, reaching 10,500 tonnes in March.  Tonnage from underground was constrained by a series of oversized rocks in the orepass system which created a bottleneck and diluted the mined grade from underground.  These rocks originated in a waste pillar which sloughed into the stope.

The reduction in Gold Sales Revenue for the quarter compared with the same period in 2005 is due to the lack of production in January while the plant was being commissioned, accumulations of gold in the metallurgical circuit which have not yet been recovered, in addition there was a gold theft of approximately 60 ounces of gold from Barbrook during the quarter.

The ‘ultra-fine milling’ section of the plant was not fully operational during the quarter and was temporarily replaced by recommissioning secondary grinding in the Sala mill until the density control system to the Ultra Fine Milling circuit is installed and commissioned early May 2006.  Excessive gold lockup in the circuit was identified and steps are being taken to reduce this.

Underground development is continuing in the Taylors, French Bob, Twalas, Victory and Brown zones to develop additional resources in these zones.

Barbrook mine - 2006 Production Results

		First Quarter	April
Ore mined	Tonnes	27,565	7,982
Development advance	Meters	795	329
Ore milled	Tonnes	19,357	9,450
Grade milled	g/t	3.78	3.04
Gold recovered	Ounces	902	513

CONSOLIDATED FINANCIAL RESULTS

For the quarter ended March 31, 2006 Caledonia recorded a net loss of $2,3million ($0.006 per share) compared to a net loss of $1.8 million ($0.007 per share) during the same period in 2005 and a net loss of $1.7 million ($0.007 per share) in the first quarter of 2004.  The loss in 2006 results from operations at Barbrook, the normal administration expenses and ongoing exploration costs during the quarter.

Financing

The private placement, initiated during December 2005, was completed in January and February 2006.  In 2006 15,437,626 units, each consisting of one common share and one share purchase warrant, were issued raising $1,475,065 net of expenses.  In all, this placement raised $3,180,633 after expenses and issued 33,287,626 units.

In April 2006 the company commenced a private placement to raise additional funds. To date this placement has raised $2 million from the sale of 16,666,667 units.  Each unit consists of one common share and one share purchase warrant. These funds will be used for general working capital and opportunities as they may arise.

Summary of Quarterly Results

The following information is provided for each of the eight most recently completed quarters of the company: (in thousands of Canadian dollars except per share amounts)

	Q1-2006	Q4-2005	Q3-2005	Q2-2005	Q1-2005	Q4-2004	Q3-2004	Q2-2004
Net Sales or Total Revenues	$418	$453	$743	$965	$481	$469	$202	$30
(Net loss) - total - per share undiluted - per share diluted	($2,266) ($0.006) ($0.006)	($2,054) ($0,006) ($0,006)	($2,564) ($0.008) ($0.008)	($3,276) ($0.011) ($0.011)	($1,786) ($0.007) ($0.007)	($4,569) ($0,015) ($0,015)	($2,250) ($0.008) ($0.008)	($1,435) ($0.005) ($0.005)

Note: As there are no extraordinary items the disclosed net loss per share is identical to the total loss before extraordinary items.

EXPLORATION AND PROJECT DEVELOPMENT

Eersteling Gold Exploration Project

Logging and sampling of trenches in the central Pienaar area of the Eersteling mine was ongoing during the quarter, it was however limited as mobility over the exploration was restricted by heavy rains. A total of 64 trench channel samples were collected for analysis and 85 meters were logged in two trenches.

Rooipoort and Grasvally Platinum Exploration Project

Soil geochemical sampling planned for the Rooipoort Platinum Exploration Project near Mokopane (Potgietersrus), South Africa was also delayed by exceptional rainfall conditions.

In March Caledonia concluded an agreement, on behalf of its wholly owned South African subsidiary company Eersteling Gold Mining Company Limited (“Eersteling”), with Falconbridge Ventures of Africa (Pty) Ltd (“Falconbridge”), to acquire a 100% interest in Falconbridge’s prospecting rights covering the farms Moordrift 289KR, Jaagbaan 291KR, and portions of Grasvally 293KR, a total area of 4,315.8 hectares. This acquisition effectively doubles the area of Caledonia’s Rooipoort Project underlain by Bushveld Complex rocks with proven PGE potential.

The Rooipoort Project properties are situated at the southern end of the highly prospective north limb of the Bushveld Complex, some 50km south of the Anglo Platinum open pit mining operation on the Platreef. Intensive exploration is being conducted along the entire length of this 110km prospective zone by a number of companies, viz. AfriOre, Anooraq, Pan-Palladium, Ivanhoe Nickel & Platinum, PTM and AIM Resources.

The Moordrift, Jaagbaan and Grasvally farms adjoin the western and southern boundary of Caledonia’s Rooipoort (PGE/Au/Ni/Cu) Project area and contain the down dip extension of PGE/Ni/Cu mineralization that was recently discovered by Caledonia on the western side of Rooipoort farm.   Falconbridge conducted limited exploration drilling on the Rooipoort boundary and on Grasvally and intersected the down dip extension of the mineralisation intersected by Caledonia, described above.  Results from this drilling program are available in the Press Release of March 13, 2006 which is available on the Caledonia website at  (www.caledoniamining.com).

Falconbridge  drilled 19 holes focused on an additional PGE mineralised horizon situated to the west of this earlier drilling (Western Target Zone).  The location of these holes and the results of this drilling can be found in the Investor Centre on the Caledonia website (www.caledoniamining.com) under Technical Reports, in the document titled “Rooipoort PGE/Au/Ni/Cu Project - Falconbridge Property Acquisition - Drilling Results”.

This reef horizon is characterized by a highly favourable 3 Pt: 1 Pd ratio.  Falconbridge concentrated on following up their best intersection in hole MD03-02 (6.86 m @3.38g/t Pt; 1.23 g/t Pd; 0.57 g/t Au; 0.23% Ni; and 0.29% Cu) as a probable conformable structure.  Caledonia’s interpretation of rock alteration and of the aeromagnetic data indicates the possibility of more irregular vertical “cathedral type” structures that could have been missed by Falconbridge’s vertical drilling for a planar west dipping reef.

Caledonia is evaluating the near surface, up-dip extensions of this mineralization on the Rooipoort and Grasvally properties in this “central zone” with the initial aim of drilling and delineating an open pit resource as soon as the necessary permits have been granted by the South African authorities.

This property and data acquisition opens up an extensive new target area of PGE mineralisation and greatly enhances the potential economic viability of Caledonia’s Rooipoort PGE/Au/Ni/Cu Project by more than doubling the area underlain by highly prospective PGE/Au/Ni/Cu mineralised stratigraphy already identified by drilling.

Subsequent to this acquisition the DME advised that it had converted the old mining rights to New Order Rights. Application to the South African authorities to transfer these Falconbridge rights to Eersteling has commenced.

SUPPLEMENT TO THE FINANCIAL STATEMENTS

As at April 30, 2006 the following securities were outstanding:

•

402,819,429 common shares.

•

16,898,000 common share purchase options at an average price of $0.21 maturing at various dates until February 1, 2015.

•

33,287,626 common share purchase warrants exercisable at a price of $0.20 per share until February 3, 2008 and 16,666,667 share purchase warrants exercisable at a price of $0.15 per share until April 28, 2007.

Caledonia Mining Corporation

Consolidated Balance Sheets

(in thousands of Canadian dollars)

(Unaudited)	March 31, 2006	December 31, 2005
Assets

Current
Cash and short term deposits	$293	$1,076
Accounts receivable	415	768
Inventories	362	90
Prepaid expenses	332	330
	1,402	2,264
Investment at cost	79	79
Capital assets	9,769	9,156
Mineral properties	11,081	10,839
	$22,331	$22,338

Liabilities and Shareholders’ Equity
Current Bank overdraft	$281	$197
Accounts payable	3,059	2,392
	3,340	2,589
Asset retirement obligation (Note 4)	389	377
	3,729	2,966

Shareholders’ Equity (Note 1)
Share capital	181,528	180,053
Contributed surplus	944	923
Deficit	(163,870)	(161,604)
	18,602	19,372
	$22,331	$22,338

On behalf of the Board:

   “Signed”

Director

F. C. Harvey

    “Signed”

Director

J. Johnstone

Caledonia Mining Corporation

Consolidated Statements of Deficit

(in thousands of Canadian dollars)

	For the three months ended March 31,
(Unaudited)	2006	2005	2004

Deficit, beginning of period	(161,604)	(151,924)	(141,945)
Net (loss) for the period	(2,266)	(1,786)	(1,725)
Deficit, end of period	($163,870)	($153,710)	($143,670)

Consolidated Statements of Operations

(in thousands of Canadian dollars except per share amounts)

	For the three months ended March 31,
(Unaudited)	2006	2005	2004

Revenue and operating costs
Revenue from sales	$418	$481	$140
Operating costs	2,350	1,748	1,315
Gross profit (loss)	(1,932)	(1,267)	(1,175)

Costs and expenses
General and administrative	255	496	299
Other expense (income) (Note 3)	79	23	264
	334	519	563

(Loss) before non-controlling interest	(2,266)	(1,786)	(1,738)
Non-controlling interest	-	-	13
Net (loss) for the period	($2,266)	(1,786)	($1,725)

Net (loss) per share (Note 2)
Basic and fully diluted	($0.006)	($0.007)	($0.007)

Caledonia Mining Corporation

Consolidated Statements of Cash Flows

(in thousands of Canadian dollars)

For the three months ended March 31,
(Unaudited)	2006	2005	2004

Cash provided by (used in)

Operating activities
Net (loss) for the period	($2,266)	($1,786)	($1,725)

Adjustments to reconcile net cash from operations (note 4)	213	192	90

Changes in non-cash working capital Balances (note 4)	746	(143)	12

(1,307)	(1,737)	(1,623)

Investing activities
Expenditures on capital assets	(730)	(187)	(187)
Expenditures on mineral properties	(305)	(1,156)	(183)
	(1,035)	(1,343)	(370)

Financing activities
Bank overdraft increase	84	-	-
Issue of share capital net of issue costs	1,475	-	9,282
	1,559	-	9,282

Increase (decrease) in cash for the period	(783)	(3,080)	7,289
Cash and cash equivalents, beginning of period	1,076	6,470	4,179
Cash and cash equivalents, end of period	$293	$3,390	$11,468

Caledonia Mining Corporation

Summary of Significant Accounting Policies

(Unaudited)

For the three months ended March 31, 2006, 2005 and 2004

Nature of Business

The Company is engaged in the acquisition, exploration and development of mineral properties for the exploitation of base and precious metals.  The ability of the Company to recover the amounts shown for its capital assets and mineral properties is dependent upon the existence of economically recoverable reserves; the ability of the Company to obtain the necessary financing to complete exploration and development; and future profitable production or proceeds from the disposition of such capital assets and mineral properties.

Basis of Presentation

These financial statements have been prepared on the basis of a going concern, which contemplates that the Company will be able to realize assets and discharge liabilities in the normal course of business.  The Company’s ability to continue as a going concern is dependent upon attaining profitable operations and obtaining sufficient financing to meet its liabilities, its obligations with respect to operating expenditures and expenditures required on its mineral properties.

Measurement Uncertainties

Preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses during the reporting period.  The more significant areas requiring estimates relate to mineral resources, future cash flows associated with capital assets and mineral properties.  Management’s calculation of reserves and resources and cash flows are based upon engineering and geological estimates and financial estimates including gold prices and operating costs.  The amount ultimately recovered could be materially different than the estimated values.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company together with all its subsidiaries.  All significant inter-company balances and transactions have been eliminated on consolidation.

The Company’s consolidated (all 100% owned) subsidiaries are Barbrook Mines Limited ("Barbrook"), Eersteling Gold Mining Company Limited (100% owned since June 2004) ("Eersteling") Greenstone Management Services (Proprietary) Limited, Fintona Investments (Proprietary) Limited, Maid O’ Mist (Proprietary) Limited, Caledonia Mining (Zambia) Limited, Caledonia Kadola Limited, Caledonia Nama Limited and Caledonia Western Limited.

Cash and Cash Equivalents

Cash and cash equivalents represent cash on hand in operating bank accounts and money market funds

Inventories

Inventories are stated at the lower of cost, which is determined on the first-in, first-out basis, and net realizable value.

Revenue Recognition

Revenue from the sale of precious metals is recognized when the benefits of ownership are transferred and the receipt of proceeds is substantially assured.

Caledonia Mining Corporation

Summary of Significant Accounting Policies (continued)

March 31, 2006, 2005 and 2004

Capital Assets

Producing Assets

Producing assets are recorded at cost less grants, accumulated amortization and write-downs.  Producing assets are amortized using the straight line method basis on the estimated useful lives of the assets.  The estimated useful life of the producing assets ranges up to 10 years. Repairs and maintenance expenditures are charged to operations; major improvements and replacements which extend the useful life of an asset are capitalized and amortized over the remaining useful life of that asset.  Barbrook continues to undertake activities to re-establish commercial operations and has been presented as a producing asset in these financial statements for 2006, 2005 and 2004. As of December 31, 2002, the Company did not have any producing capital assets.

Non-Producing Assets

Non-producing assets are recorded at cost less write downs.  During non-producing periods, no amortization is recorded.

At the time of commercial production, the assets are reclassified as producing and amortized in the manner described above.

Mineral Properties

Producing Properties

When and if properties are placed in production, the applicable capitalized costs are amortized using the unit-of-production method on the ratio of tonnes of ore mined or processed to the estimated proven and probable mineral reserves as defined by the Canadian Institute of Mining, Metallurgy and Petroleum.  Barbrook continues to undertake activities to re-commence commercial operations and has been presented as a producing asset in these financial statements for 2006, 2005 and 2004.  For the 2002 fiscal year the Company did not have any producing mineral properties.

Non-Producing Properties

Costs relating to the acquisition, exploration and development of non-producing resource properties which are held by the Company or through its participation in joint ventures are capitalized until such time as either economically recoverable reserves are established, or the properties are sold or abandoned.

A decision to abandon, reduce or expand activity on a specific project is based upon many factors including general and specific assessments of mineral reserves, anticipated future mineral prices, anticipated costs of developing and operating a producing mine, the expiration date of mineral property leases, and the general likelihood that the Company will continue exploration on the project.  However, based on the results at the conclusion of each phase of an exploration program, properties that are not suitable as prospects are re-evaluated to determine if future exploration is warranted and that carrying values are appropriate.

The ultimate recovery of these costs depends on the discovery and development of economic ore reserves or the sale of the properties or the mineral rights.  The amounts shown for non-producing resource properties do not necessarily reflect present or future values.

 Caledonia Mining Corporation

Summary of Significant Accounting Policies (continued)

March 31, 2006, 2005 and 2004

Strategic Alliances

The Company has entered into various agreements under which the participants earn a right to participate in the mineral property by incurring exploration expenditures in accordance with the conditions of the agreements. Upon satisfaction of the conditions of any agreement a joint venture may be formed with customary joint venture terms and provisions and then accounted for on a proportionate consolidation basis. Until a joint venture is formed only expenditures on the properties incurred by the Company are reflected in these financial statements.

Foreign Currency Translation

Balances of the Company denominated in foreign currencies and the accounts of its foreign subsidiaries are translated into Canadian dollars as follows:

(i)

monetary assets and liabilities at period end rates;

(ii)

all other assets and liabilities at historical rates; and

(iii)

revenue and expense transactions at the average rate of exchange prevailing during the period.

Exchange gains or losses arising on these translations are reflected in income in the period incurred.  Gains and losses arising on translation of long term foreign currency denominated liabilities at each year end are reflected in income.

Asset Retirement Obligation

Effective January 1, 2004 the Company adopted the Canadian Institute of Chartered Accountants Standard 3110, “Asset Retirement Obligations” This standard requires that a liability for retirement obligations to be settled as a result of an existing law, regulation or contract be recognized.

Income Taxes

The Company accounts for income taxes using the asset and liability method.  Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.  Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled.  The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs.

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

(Unaudited)

For the three months ended March 31, 2006, 2005 and 2004

1.

Share Capital

Authorised:

An unlimited number of common shares

An unlimited number of preference shares

    Issued – Common Shares

	Number of Shares	Amount (000’s)
Balance, December 31, 2005	370,715,136	$180,053
Issued pursuant to private placement	15,437,626	1,621
Balance, March 31, 2006	386,152,762	$181,674

                     Issued – Preference Shares

Nil

Stock Option Plans

The Company has established incentive stock option plans for employees, officers, directors, consultants and other service providers.  As at March 31, 2006, the Company has 16,898,000 common share options exercisable at an average price of $0.21 maturing at various dates until February 1, 2015

Share Purchase Warrants

The Company has 33,287,626 share purchase warrants outstanding exercisable at an average price of $0.20 maturing at various dates until February 3, 2008

2.

Net (Loss) Per Share

The net (loss) per share figures have been calculated using the weighted average number of common shares outstanding during the first quarter which amounted to 380,714,447.  Under the treasury method of calculating fully diluted income per share, exercise of the outstanding stock options and warrants would be anti-dilutive in 2006

3.

Other Expense (Income)

Included in other expense (income) are unrealized exchange translation gains of $102,000 (2005 -gain of $134,000, 2004 – loss of $234,000) and an amortization charge of $180,751 (2005 - $158,000, 2004 - $ nil). The amortization charge relates mainly to Barbrook, where increasing production levels lead to increasing amortization charges in terms of the accounting policies detailed under “Mineral Properties” on page 12 above.

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

(Unaudited)

For the three months ended March 31, 2006, 2005 and 2004

4.

Supplemental Cash Flow Information

Items not involving cash are as follows:

	2006	2005	2004
Accretion asset retirement obligation	$12	$0	$4
Non-controlling interest	-	-	(13)
Amortization Other	181 20	158 34	- 99
	$213	$192	$90

The net changes in non-cash working capital balances for continuing operations are as follows:

	2006	2005	2004
Accounts payable	$667	($155)	($229)
Accounts receivable	353	68	31
Inventories	(272)	29	86
Prepaid expenses	(2)	(85)	124
	$746	$(143)	$12

Corporate Directory

BOARD of DIRECTORS

         OFFICERS

G.R Pardoe

         S.E. Hayden

S.E. Hayden

        President and Chief Executive Officer

R.G. Fasel

W.I.L. Forrest

        J. Johnstone

F.C. Harvey

        Vice President Operations and

J. Johnstone

        Chief Operating Officer

C.R. Jonsson

          S.R.Curtis

          Vice President Finance and

          Chief Financial Officer

          J. Smith

        Vice President Exploration

CORPORATE OFFICES

SOLICITORS

Canada - Head Office

Borden Ladner Gervais LLP

Caledonia Mining Corporation

Suite 4100, Scotia Plaza

Unit 9, 2145 Dunwin Drive

40 King Street West

Mississauga, Ontario

Toronto, Ontario M5H 3Y4 Canada

L5L 4L9 Canada

Tel:

(905) 607-7543

Tupper, Jonsson & Yeadon

Fax:

(905) 607-9806

1710-1177 West Hastings Street

Vancouver, British Columbia

South Africa

V6E 2L3 Canada

Greenstone Management Services (Pty) Ltd.

P.O. Box 587

AUDITORS

Johannesburg 2000

BDO Dunwoody LLP

South Africa

Chartered Accountants

Tel:

(27) (11) 447-2499

Suite 3200, 200 Bay Street

Fax:

(27) (11) 447-2554

Royal Bank Plaza, South Tower

Toronto, Ontario M5J 2J8 Canada

Zambia

Caledonia Mining (Zambia) Limited

REGISTRAR & TRANSFER AGENT

P.O. Box 36604

Equity Transfer Services Inc.

Lusaka, Zambia

Suite 420 120 Adelaide Street West

Tel: (260) (1) 29-1574

Toronto, Ontario M5H 4C3 Canada

Fax: (260) (1) 29-2154

Tel:  (416) 361-0152

Fax: (416) 361-0470

SHARES LISTED

The Toronto Stock Exchange Symbol “CAL”

BANKERS

NASDAQ OTC BB Symbol "CALVF"

     Canadian Imperial Bank of Commerce

6266 Dixie Road

CAPITALIZATION at March 31, 2006

Mississauga, Ontario

Authorised: Unlimited

L5T 1A7 Canada

Shares, Warrants and Options Issued:

Common Shares: 386,152,762

Warrants: 33,287,626

    NOMINATED ADVISOR & BROKER

Options: 16,898,000

Seymour Pierce Limited

Bucklersbury House

Queen Victoria Street

Web Site: http://www.caledoniamining.com

London, EC4N 8EL, England

Caledonia Mining Corporation

Unit # 9

2145 Dunwin Drive

Mississauga, Ontario, Canada

L5L 4L9

Tel:

(905) 607-7543

Fax:

(905) 607-9806

info@caledoniamining.com